SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 9, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F-☐     Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .)
Enclosed:
Material Change Report

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (“Ivanhoe” or the “Company”) 654 — 999 Canada Place Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

March 31, 2010

3.	PRESS RELEASE

The press release was issued on March 31, 2010 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

On March 31, 2010, the Government of Mongolia (the “Government”) announced that the remaining conditions to the effectiveness of the Investment Agreement dated October 6, 2009 (the “Investment Agreement”) among the Government, the Company, its subsidiary, Oyu Tolgoi LLC (“OT LLC”) and Rio Tinto International Holdings Limited (“Rio Tinto”) had been fulfilled. As a result of such conditions having been fulfilled, the terms of the Investment Agreement became effective as of March 31, 2010 (the “Effective Date”).

Within 14 days of the Effective Date, OT LLC must issue to a company wholly-owned by the Government a number of common shares of OT LLC that, upon issuance, represent 34% of the then issued and outstanding common shares of OT LLC and must purchase from the Government for US$50 million a discounted treasury bill with a face value of US$57.5 million.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On March 31, 2010, the Government announced that the remaining conditions to the effectiveness of the Investment Agreement among the Government, the Company, its subsidiary, OT LLC and Rio Tinto had been fulfilled. These conditions included the completion of a number of corporate transactions intended to establish an efficient foundation for the operation of the project and the respective interests of the parties, such as tax-related restructuring of subsidiaries and conversion of certain exploration licences to mining licences. As a result of such conditions having been fulfilled, the terms of the Investment Agreement became effective as of the Effective Date.

The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the Oyu Tolgoi copper and gold project in Mongolia (the “Oyu Tolgoi Project”), protection of the parties’ investment in the Oyu Tolgoi Project, the amount and term of the parties’ investment in the Oyu Tolgoi Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.

OT LLC, two indirect, wholly-owned subsidiaries of the Company through which the Company holds its interest in OT LLC (the “Company Shareholder Subsidiaries”) and Erdenes MGL LLC (“Erdenes”), a company wholly-owned by the Government are parties to a Shareholders’ Agreement dated October 6, 2009 (the “Shareholders’ Agreement”). Under the terms of the Shareholders’ Agreement, within 14 days of the Effective Date, OT LLC must issue to Erdenes a number of common shares of OT LLC that, upon issuance, represent 34% of the then issued and outstanding common shares of OT LLC.

Pursuant to a treasury bill purchase agreement dated October 6, 2009 (the T-Bill Purchase Agreement”) between OT LLC and the Government, OT LLC agreed to purchase a series of discounted treasury bills issued by the Government. Under the terms of the T-Bill Purchase Agreement, OT LLC is required to purchase from the Government, for US$50 million, a discounted treasury bill with a face value of US$57.5 million within 14 days of the Effective Date.

The material terms of the Investment Agreement, the Shareholders’ Agreement and the T-Bill Purchase Agreement are summarized in the Company’s Annual Information Form dated March 31, 2010. These summaries are qualified in their entirety by reference to the Investment Agreement, the Shareholders’ Agreement and the T-Bill Purchase Agreement, copies of which have been filed, and are available, on SEDAR (www.sedar.com).

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of Ivanhoe who is knowledgeable of the material change and this report is:

Beverly A. Bartlett Vice President & Corporate Secretary

Telephone: (604) 331-9803

9.	DATE OF REPORT

DATED at Vancouver, B.C. this 9th day of April 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 9, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary